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SEC Mail Processing Section

FEB 27 2017

Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CKS Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6263 N. Scottsdale Road, Suite 390
(No. and Street)

Scottsdale	AZ	85250
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer L. Todd 480-451-1223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Maastricht, CPA
(Name – *if individual, state last, first, middle name*)

11225 North 28th Drive; Suite D-101	Phoenix	AZ	85029
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer L. Todd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CKS Securities LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

FNOP

Title

Notary Public

ANDRE A LYNCH
Notary Public - Arizona
Maricopa County
My Comm. Expires Sep. 7, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CKS SECURITIES, LLC

Scottsdale, Arizona

FINANCIAL STATEMENTS
WITH ACCOUNTANT'S REPORT

as of December 31, 2016

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

CKS SECURITIES, LLC

Year Ended December 31, 2016

TABLE OF CONTENTS

Report of independent registered public accounting firm 1

Financial statements:

Statement of financial condition 2

Statement of income 3

Statement of changes in member's equity 4

Statement of cash flows 5

Notes to financial statements 6-8

Supplementary information to financial statements:

Schedule I
Computation net capital under Rule 15c3-1 of the Securities and Exchange Commission 9

Schedule II

Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission 10

Schedule III

Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission 11

Independent registered public accounting firm report on exemption report 12

Exemption report 13

MICHAEL MAASTRICHT, CPA

Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mikc@maastrichtcpa.com - e-mail

Report of Independent Registered Public Accounting Firm

To the Member
CKS Securities, LLC:

We have audited the accompanying statement of financial condition of CKS Securities, LLC as of December 31, 2016, the related statements of income, changes in members equity, and cash flows for the year then ended. These financial statements are the responsibility of CKS Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CKS Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The supplemental information in schedules I to III has been subjected to audit procedures performed in conjunction with the audit of CKS Securities, LLC's financial statements. The supplemental information in schedules I to III is the responsibility of CKS Securities, LLC's management. Our audit procedures included determining whether the supplemental information in schedules I to III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information in schedules I to III. In forming our opinion on the supplemental information in schedules I to III, we evaluated whether the supplemental information in schedules I to III, including its form and content is presented in conformity with 17 C.F.R.§240.17a-5. In our opinion the supplemental information in schedules I to III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phoenix, Arizona
February 24, 2017

Michael Maastricht, CPA

Member
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

CKS SECURITIES, LLC

Statement of Financial Condition
December 31, 2016

ASSETS

Current assets:	
Cash	$ 46,957
Total current assets	46,957
Furniture, at cost, net of accumulated depreciation	4,429
	$ 51,386

MEMBER'S EQUITY

Current liabilities:	
Accounts payable	$ 1,000
Accrued expenses	6,553
Total current liabilities	7,553
Member's equity:	
Capital	177,811
Accumulated loss	(133,978)
Total member's equity	43,833
	$ 51,386

See accompanying notes.

CKS SECURITIES, LLC

Statement of Income
For the Year Ended December 31, 2016

Revenue:		
Fee income	$	649,722
Commissions		577,469
Computer and internet expenses		10,270
Depreciation		857
Insurance		12,427
Office expenses		11,762
Professional fees		10,356
Regulatory fees		21,257
Rent		68,400
		712,798
Net loss	$	(63,076)

See accompanying notes.

CKS SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

	Capital	Accumulated Loss	Total
Balance, December 31, 2015	$ 177,811	(70,902)	106,909
Net loss		(63,076)	(63,076)
Balance, December 31, 2016	$ 177,811	(133,978)	43,833

See accompanying notes.

CKS SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net loss	$ (63,076)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	857
Increase in accounts receivable	(256)
Decrease in accounts payable	(575)
Decrease in accrued expenses	(1,547)
Net cash used by operating activities	(64,597)
Net decrease in cash	(64,597)
Cash, beginning of year	111,554
Cash, end of year	$ 46,957

See accompanying notes.

(1) Organization and summary of significant accounting policies:

Organization and nature of business:

CKS Securities, LLC (the Company) was registered under the laws of the State of Arizona in March, 2009 to operate as a middle-market investment bank providing merger, acquisition, valuation and advisory services to clients. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA).

Statement of cash flows:

Cash consists of Federally insured bank deposits.

Depreciation

Depreciation of furniture is provided principally on the straight-line method over an estimated useful life of seven years.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, which is carried at fair value.

Expense sharing

The Company has an expense sharing agreement with its owner, CKS Advisors, LLC whereby certain expenses, primarily rent, payroll, insurance, furniture and equipment are shared by the companies. Under the arrangement, the Company has no liability under rental leases or for payroll taxes and related compliance.

(2) Revenue recognition:

The Company recognizes fee income on financing, merger and acquisition transactions on the closing statement date. Advisory fee income is recognized on a monthly basis during the contracts, of generally six months. Related commission expenses are accrued as the income is recognized.

(3) Furniture

Furniture	$ 6,000
Less: Accumulated depreciation	1,571
	$ 4,429

(4) Related party:

Amounts paid to the Company's owner for shared expenses follow:

Rent	$ 68,400
Legal fees	1,125
Other office expenses	25,475
	$ 95,000

(5) Income taxes:

All income and expense is passed through the Company for income tax purposes and reported on the income tax returns of the individual member. Accordingly, the financial statements include no provision or liability for income taxes. Generally, the Company's tax returns remain open for three years for Federal examination. At December 31, 2016, income tax years that remain subject to examination by major jurisdictions are 2013 to 2016.

(6) Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. At December 31, 2016, the Company had net capital of $39,404, which was $34,404 in excess of its required capital of $5,000.

CKS SECURITIES, LLC

Notes to Financial Statements
For the Year Ended December 31, 2016

(6) Subsequent events:

The entity did not have any subsequent events through February 24, 2017, which is the date the financial statements were available to be issued, requiring recording or disclosure in the financial statements for the year ended December 31, 2016.

CKS SECURITIES, LLC
SCHEDULE 1

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2016

Member's equity per balance sheet at December 31, 2016	$	43,833
Less not allowable assets and deductions:		
Furniture, at cost, net of accumulated depreciation		4,429
Net capital for FINRA requirement purposes as of December 31, 2016		39,404
Net capital required		5,000
Net capital in excess of amount required	$	34,404

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016

CKS SECURITIES, LLC
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a) (2).

CKS SECURITIES, LLC
SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2016

An exemption from Rule 15c3-3 is claimed based upon section (k)(2)(ii).

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

Report of Independent Registered Public Accounting Firm

To the Member
CKS Securities, LLC:

We have reviewed management's statements, identified in the accompanying Exemption Report, in which (1) CKS Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CKS Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) CKS Securities, LLC stated that CKS Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CKS Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Accounting Oversight Board (United States) and, accordingly, included inquiries and other related procedures to obtain evidence about CKS Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Maastricht, CPA

Phoenix, Arizona
February 24, 2017

CKS Securities, LLC's Exemption Report

CKS Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(ii)

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

____

CKS Securities, LLC

I, Jennifer Todd, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Jennifer J Todd

Title:

February 24, 2017